

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 10, 2015

Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, CO 80903

> **Re:** **STL Marketing Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 22, 2015**
> **File No. 000-55013**

Dear Mr. Quiros:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business, page 3

1. We note your disclosure that on June 24, 2014, PSS entered into a Strategic Alliance and Distribution Agreement with Call Management Products, Inc., in connection with the marketing and selling of telecommunications products. If material, please file a copy of such agreement as an exhibit to your Form 10-K. In addition, if material, please file a copy of the AEP Report as an exhibit to your Form 10-K. Please see Item 601(b)(10) of Regulation S-K.

2. Please revise to expand the discussion of your telecommunications business, including the activities you have undertaken thus far, and a timeline of the activities you plan to take, along with their associated costs. In this regard, please provide further details regarding the "internal work" completed on the "structural necessities" and "training and certifications processes," PSS's status as an "exclusive Strategy Ally for CMP's products," the manner in which you locate customers, the manner in which you locate

dealers, and the material terms of your distribution agreements. If material, please file as exhibits the distribution agreements. Please see Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 10

3.   We note that work on the PPA Proposal in Costa Rica has been delayed and that you "cannot state with any certainty or provide any assurances of an expected timeline for regulatory approval." Please revise to discuss the risks related to the current regulatory environment in Costa Rica and this delay in your operations, as well as the risks of your operations in Costa Rica being unable to proceed.

Item 2. Properties, page 19

4.   We note your disclosure that your board of directors believes your lease agreement in Guanacaste, Costa Rica is material. Please file a copy of the lease as an exhibit to your Form 10-K. Please see Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

5.   Please provide the basis for your belief, expressed here and on page 8, that, in 2015, "PhoneSuite Solutions, Inc. will begin to generate revenue, add dealers, and follow through with our goal to gain financial independence."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

6.   Please revise your beneficial ownership table to include *beneficial* holders of more than five percent of any class of your voting securities, in addition to those individuals required to be included pursuant to Item 403(b) of Regulation S-K. In this regard, we note that you have included Cede & Co. as the beneficial holder of 128,557,281 shares of your common stock. Please see Item 403(a) of Regulation S-K.

7.   Please revise the table to include the shares owned by Versant in the share ownership of Mr. Quiros. Please also tell us why Tarpon Bay was not included in the table as a beneficial owner. Finally, we note that the percentage ownership of the common stock owned by directors and officers as a group is disclosed as 11.05% in the third column of the table and 12.52% in the tenth column of the table; please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

Cc: Joseph Lucosky, Esq.
        Lucosky Brookman LLP